

January 16, 2015

Via E-mail
Scott E. Wiegand, Esq.
Senior Vice President, Deputy General Counsel and
Corporate Secretary
Caesars Entertainment Resort Properties, LLC
One Caesars Palace Drive
Las Vegas, Nevada 89109

> **Re:** **Caesars Entertainment Resort Properties, LLC**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed December 24, 2014**
> **File No. 333-199393**

Dear Mr. Wiegand:

We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1.   We note that your parent company, Caesars Entertainment, recently entered into an agreement to restructure debt held by one of its subsidiaries, Caesars Entertainment Operating Company. We also note that Caesars Entertainment intends to merger with another subsidiary, Caesars Acquisition Company. We further note that Caesars Entertainment Operating Company recently filed for Chapter 11 bankruptcy protection. Please tell us what consideration was given to disclosing these recent events in your prospectus and any potential risks that may result to Caesars Entertainment Resort Properties and its investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Scott E. Wiegand, Esq.
Caesars Entertainment Resort Properties, LLC
January 16, 2015
Page 2

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Senior Counsel, (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Monika K. Thurmond, Esq.